UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)

OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 6)

DIMENSION THERAPEUTICS, INC.

(Name of Subject Company (Issuer))

MYSTIC RIVER MERGER SUB INC.

a wholly-owned subsidiary of

ULTRAGENYX PHARMACEUTICAL INC.

(Names of Filing Persons (Offeror))

Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

25433V105

(Cusip Number of Class of Securities)

Karah Parschauer

Executive Vice President and General Counsel

Ultragenyx Pharmaceutical Inc.

60 Leveroni Court

Novato, California 94949

415.483.8800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Graham Robinson

Laura Knoll

Skadden, Arps, Slate, Meagher & Flom LLP

500 Boylston Street

Boston, MA 02210

(617) 573-4850

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$169,070,280.00	$21,049.25

*	Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated as the sum of (i) 25,205,395 outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Dimension Therapeutics, Inc. (“Dimension”) multiplied by $6.00, (ii) 2,966,053 Shares issuable pursuant to outstanding stock options that have vested (or are anticipated to vest prior to the completion of the transaction) multiplied by $6.00 and (iii) 6,932 Shares issuable pursuant to outstanding unvested restricted stock that are anticipated to vest prior to the completion of the transaction multiplied by $6.00. The calculation of the filing fee is based on information provided by Dimension as of October 2, 2017.

**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2018, issued August 24, 2017, by multiplying the transaction value by 0.00012450.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $21,049.25	Filing Party:Mystic River Merger Sub Inc. and Ultragenyx Pharmaceutical Inc.
Form or Registration No.: Schedule TO	Date Filed:October 10, 2017

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☒

This Amendment No. 6 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by Mystic River Merger Sub Inc., a Delaware corporation (“Purchaser”), and Ultragenyx Pharmaceutical Inc., a Delaware corporation (“Parent”), with the U.S. Securities and Exchange Commission on October 10, 2017 (together with any subsequent amendments and supplements thereto, the “Schedule TO”). The Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of common stock, $0.0001 par value per share (“Shares”), of Dimension Therapeutics, Inc., a Delaware corporation (“Dimension”), at a price of $6.00 per Share, net to the holder in cash, without interest upon the terms and subject to the conditions described in the Offer to Purchase dated October 10, 2017 (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the accompanying Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal,” and with the Offer to Purchase, the “Offer”), which are annexed to and filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Purchaser is a wholly-owned subsidiary of Parent. This Amendment is being filed on behalf of Parent and Purchaser. Unless otherwise indicated, references to sections in this Schedule TO are references to sections of the Offer to Purchase.

Amendments to the Offer to Purchase

Items 1 through 11.

The information set forth in the Offer to Purchase and Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

“At 12:00 midnight, Eastern time, on Tuesday, November 7, 2017 (one minute after 11:59 p.m., Eastern time, on November 6, 2017), the Offer expired. The Depositary advised Purchaser that, as of the expiration of the Offer, a total of 21,947,871 Shares were validly tendered and not properly withdrawn pursuant to the Offer, representing approximately 86.5% of the Shares outstanding as of the expiration of the Offer. The Depositary advised Purchaser that Notices of Guaranteed Delivery have been delivered with respect to 125,702 Shares, representing less than one percent of the outstanding Shares as of the expiration of the Offer.

As of the expiration of the Offer, the number of Shares validly tendered and not properly withdrawn pursuant to the Offer satisfied the Minimum Tender Condition, and all other conditions to the Offer were satisfied or waived. Immediately after the expiration of the Offer, Purchaser irrevocably accepted for payment, and will promptly pay for, all Shares tendered and not properly withdrawn pursuant to the Offer.

Following expiration of the Offer and acceptance for payment of the Shares, Parent and Purchaser had ownership sufficient to effect the Merger under Section 251(h) of the DGCL without a vote of the Dimension stockholders. Accordingly, Purchaser has effected the Merger in which Purchaser merged with and into Dimension with Dimension surviving the Merger and continuing as a wholly-owned subsidiary of Parent. At the effective time of the Merger, each issued and outstanding Share other than Shares owned by Parent, Purchaser or Dimension (other than Shares held in trust accounts, managed accounts and the like, or otherwise held in a fiduciary or agency capacity, that are beneficially owned by third parties or Shares for which a Dimension stockholder has properly exercised appraisal rights under Delaware law) was canceled and converted into the right to receive $6.00, in cash, without interest.

Following consummation of the Merger, the Shares ceased to trade on NASDAQ prior to the opening of business on November 7, 2017, and Dimension has requested that NASDAQ file a Notification of Removal from Listing and/or Registration under Section 12(b) of the Exchange Act on Form 25 to delist and deregister the Shares. Parent and Purchaser intend to take steps to cause the termination of the registration of the Shares under the Exchange Act and suspend all of Dimension’s reporting obligations under the Exchange Act as promptly as practicable.

On November 7, 2017, Parent issued a press release announcing the expiration and results of the Offer. The full text of the press release is attached as Exhibit (a)(5)(H) hereto, and is incorporated herein by reference.”

Item 12.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(5)(H)	Press Release of Parent, dated November 7, 2017, announcing the expiration and results of the Offer.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: November 7, 2017

MYSTIC RIVER MERGER SUB INC.

By:	/s/ Karah Parschauer
	Name:	Karah Parschauer
	Title:	Vice President and Secretary

ULTRAGENYX PHARMACEUTICAL INC.

By:	/s/ Shalini Sharp
	Name:	Shalini Sharp
	Title:	Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

Index No.

(a)(1)(A)	Offer to Purchase, dated October 10, 2017*

(a)(1)(B)	Form of Letter of Transmittal*

(a)(1)(C)	Form of Notice of Guaranteed Delivery*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(F)	Form of Summary Advertisement, published October 10, 2017 in The New York Times*

(a)(5)(A)	Press Release, dated September 18, 2017 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Parent with the Securities and Exchange Commission on September 18, 2017)*

(a)(5)(B)	Investor Presentation, dated September 18, 2017 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Parent with the Securities and Exchange Commission on September 18, 2017)*

(a)(5)(C)	Transcript of Parent Investor Conference Call held on September 18, 2017 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Parent with the Securities and Exchange Commission on September 19, 2017)*

(a)(5)(D)	Transcript of Parent presentation on September 22, 2017 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Parent with the Securities and Exchange Commission on September 25, 2017)*

(a)(5)(E)	Press Release, dated October 2, 2017 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Parent with the Securities and Exchange Commission on October 2, 2017)*

(a)(5)(F)	Joint Press Release of Parent and Dimension, dated October 3, 2017 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Parent with the Securities and Exchange Commission on October 3, 2017)*

(a)(5)(G)	Joint Press Release of Parent and Dimension, dated October 26, 2017, announcing expiration of the waiting period under the HSR Act*

(a)(5)(H)	Press Release of Parent, dated November 7, 2017, announcing the expiration and results of the Offer

(d)(1)	Agreement and Plan of Merger, dated as of October 2, 2017, by and among Dimension, Parent and Purchaser (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Parent with the Securities and Exchange Commission on October 3, 2017)*

(d)(2)	Confidentiality Agreement, dated September 19, 2017, between Dimension and Parent (incorporated by reference to Exhibit (e)(2) to the Schedule 14D-9 filed by Dimension with the Securities and Exchange Commission on October 10, 2017)*

(d)(3)	Scientific Advisory Council Agreement, dated as of January 6, 2015, between Dr. Emil Kakkis and Dimension*

*	Previously filed.